Exhibit 99.1

Fuwei Films Announces Second Quarter and First Half 2017 Unaudited Financial Results

-Teleconference to be held on Friday, August 18, 2017 at 9:00 am EDT-

BEIJING, August 17, 2017 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the three-month and six-month periods ended June 30, 2017.

Second Quarter 2017 Financial Highlights

●	Net sales during the second quarter ended June 30, 2017 were RMB70.1 million or US$10.3 million.
●	Sales of specialty films were RMB25.6 million or US$3.8 million or 36.5% of our total revenues.
●	Overseas sales were RMB15.8 million or US$2.3 million, or 22.5% of total revenues.
●	Our gross profit was RMB5.0 million or US$0.7 million for the second quarter ended June 30, 2017, representing a gross profit rate of 7.2%.

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, commented, “While we continue to face strong competition from emerging and incumbent players in the marketplace, which has led to oversupply relative to demand in the marketplace, we are encouraged by positive trends in the sales of specialty films. We believe our commitment to innovation and R&D has expanded our end-user applications that will enable the Company to capitalize on these opportunities despite challenging industry and economic conditions.”

Financial Resultsfor the Three Months Ended June 30, 2017

Net sales during the second quarter ended June 30, 2017 were RMB70.1 million or US$10.3 million, compared to RMB59.3 million during the same period in 2016, representing an increase of RMB10.8 million or 18.2%. The increase of average sales price caused an increase of RMB7.0 million and the sales volume increase caused an increase of RMB3.8 million.

In the second quarter of 2017, sales of specialty films were RMB25.6 million or US$3.8 million or 36.5% of our total revenues as compared to RMB23.5 million or 39.7% in the same period of 2016, which was an increase of RMB2.1 million, or 8.9% as compared to the same period in 2016. The increase of average sales price caused an increase of RMB0.3 million and the increase in the sales volume caused an increase of RMB1.8 million. The increase was largely attributable to the increase in sales volume.

Overseas sales were RMB15.8 million or US$2.3 million, or 22.5% of total revenues, compared with RMB11.2 million or 18.9% of total revenues in the second quarter of 2016. The increase of average sales price caused an increase of RMB1.9 million and the increase in sales volume resulted in an increase of RMB2.7 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2017		% of Total	Three-Month Period Ended June 30, 2016	% of Total
	RMB	US$		RMB
Sales in China	54,277	8,006	77.5%	48,106	81.1%
Sales in other countries	15,789	2,329	22.5%	11,210	18.9%

	70,066	10,335	100.0%	59,316	100.0%

Our gross profit was RMB5.0 million or US$0.7 million for the second quarter ended June 30, 2017, representing a gross profit rate of 7.2%, as compared to a gross profit rate of 9.5% for the same period in 2016. Correspondingly, gross profit rate decreased by 2.3 percentage point compared to the same period in 2016. Our average product sales prices increased by 11.1% compared to the same period last year while the average cost of goods sold increased by 13.9% compared to the same period last year. Consequently, the amount of increase in cost of goods sold was greater than that in sales revenue during the second quarter ended June 30, 2017 compared with the same period in 2016, which resulted in a decrease in our gross profit.

Operating expenses for the second quarter ended June 30, 2017 were RMB14.2 million or US$2.1 million, as compared to RMB14.5 million for the same period in 2016.

Net loss attributable to the Company during the second quarter ended June 30, 2017 was RMB11.6 million or US$1.7 million compared to net loss attributable to the Company of RMB10.2 million during the same period in 2016, representing an increase of RMB1.4 million for the same period in 2016.

Basic and diluted net loss per share was RMB3.57 or US$0.53 and RMB3.12 for the three months period ended June 30, 2017 and 2016, respectively.

Total shareholders’ equity was RMB241.2 million or US$35.58 million as of June 30, 2017, compared with RMB265.2 million as of December 31, 2016.

As of June 30, 2017, the Company had 3,265,837 basic and diluted total ordinary shares outstanding.

Financial Results for the Six Months Ended June 30, 2017

Net sales during the six-month period ended June 30, 2017 were RMB138.0 million or US$20.4 million, compared to RMB121.5 million in the same period in 2016, representing an increase of RMB16.5 million or 13.6%. The increase in average sales price caused an increase of RMB12.6 million and the increase in the sales volume caused an increase of RMB3.9 million.

In the six-month period ended June 30, 2017, sales of specialty films were RMB47.3 million or US$7.0 million or 34.3% of our total revenues as compared to RMB45.3 million or 37.3% in the same period of 2016, which was an increase of RMB2.0 million, or 4.4% as compared to the same period in 2016. The increase in the sales volume caused an increase of RMB1.8 million and the increase in average sales price caused an increase of RMB0.2 million.

Overseas sales during the six months ended June 30, 2017 were RMB29.0 million or US$4.3 million, or 21.0% of total revenues, compared with RMB23.7 million or 19.5% of total revenues in the same period in 2016. This was RMB5.3 million higher than the same period in 2016. The increase in sales volume resulted in an increase of RMB2.5 million and the increase in average sales price caused an increase of RMB2.8 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2017		% of Total	Six-Month Period Ended June 30, 2016	% of Total
	RMB	US$		RMB
Sales in China	109,008	16,080	79.0%	97,738	80.5%
Sales in other countries	29,002	4,278	21.0%	23,725	19.5%

	138,010	20,358	100.0%	121,463	100.0%

Our gross profit was RMB8.8 million or US$1.3 million for the first six months ended June 30, 2017, representing a gross margin of 6.4%, as compared to a gross loss rate of 9.2% for the same period in 2016. Correspondingly, gross margin decreased by 2.8 percentage points. Our average product sales prices increased by 10.0% compared to the same period last year while the average cost of goods sold increased by 13.5% compared to the same period last year. Consequently, the amount of increase in cost of goods sold was higher than that in sales revenue during the six months ended June 30, 2017 compared with the same period in 2016, which resulted in a decrease in our gross margin.

Operating expenses for the six months ended June 30, 2017 were RMB28.0 million or US$4.1 million, compared to RMB29.5 million in the same period in 2016, which was RMB1.5 million lower than the same period in 2016. This decrease was mainly due to decreased allowance for doubtful accounts receivable.

Net loss attributable to the Company during the first half of 2017 was RMB23.8 million or US$3.5 million compared to net loss attributable to the Company of RMB22.3 million during the same period in 2016, representing an increase of RMB1.5 million from the same period in 2016 due to the factors described above.

Conference Call Information

The Company will host a teleconference on Friday, August 18, 2017, at 9:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following Conference ID: 19863. The replay will be available until September 18, 2017, at 09:00 a.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei'sBOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include trends affecting the global economy, including the devaluation of the RMB by China in August 2017; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(amounts in thousands except share and per share value)

(Unaudited)

	June 30, 2017		December 31, 2016
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	16,452	2,427	13,343
Restricted cash	30,001	4,425	73,421
Accounts and bills receivable, net	29,039	4,283	29,453
Inventories	24,907	3,674	25,153
Advance to suppliers	6,073	896	6,043
Prepayments and other receivables	3,634	536	6,489
Deferred tax assets - current	1,267	187	1,199
Total current assets	111,373	16,428	155,101

Property, plant and equipment, net	389,373	57,436	410,654
Construction in progress	2,588	382	431
Lease prepayments, net	17,096	2,522	17,358
Advance to suppliers - long term, net	2,118	312	1,861
Deferred tax assets - non current	7,961	1,174	8,032

Total assets	530,509	78,254	593,437

Current liabilities
Short-term borrowings	49,500	7,302	60,000
Long-term loan, current portion	1,625	240	3,300
Due to related parties	147,069	21,694	131,747
Accounts payables	19,092	2,816	20,581
Notes payable	60,000	8,850	100,888
Advance from customers	3,680	543	3,509
	5,465	806	5,204
Total current liabilities	286,431	42,251	325,229

Deferred tax liabilities	2,880	425	2,997

Total liabilities	289,311	42,676	328,226

Equity
Shareholders’ equity
Registered capital(of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	1,965	13,323
Additional paid-in capital	311,907	46,009	311,907
Statutory reserve	37,441	5,523	37,441
(Accumulated deficit)	(122,307)	(18,041)	(98,505)
Cumulative translation adjustment	834	122	1,045
Total shareholders’ equity	241,198	35,578	265,211
Total equity	241,198	35,578	265,211
Total liabilities and equity	530,509	78,254	593,437

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	2017		2016	2017		2016
	RMB	US$	RMB	RMB	US$	RMB
Net sales	70,066	10,335	59,316	138,010	20,358	121,463
Cost of sales	65,041	9,594	53,690	129,228	19,062	110,248

Gross margin	5,025	741	5,626	8,782	1,296	11,215

Operating expenses
Selling expenses	3,701	546	3,340	7,207	1,063	6,289
Administrative expenses	10,486	1,547	11,149	20,752	3,061	23,197
Total operating expenses	14,187	2,093	14,489	27,959	4,124	29,486

Operating loss	(9,162)	(1,352)	(8,863)	(19,177)	(2,828)	(18,271)

Other income (expense)
- Interest income	217	32	134	503	74	352
- Interest expense	(2,407)	(355)	(1,707)	(4,853)	(716)	(3,461)
- Others income (expense), net	(342)	(50)	175	(389)	(57)	(1,354)
Total other expenses	(2,532)	(373)	(1,398)	(4,739)	(699)	(4,463)

Loss before provision for income taxes	(11,694)	(1,725)	(10,261)	(23,196)	(3,527)	(22,734)
Income tax benefit	49	7	64	114	17	482

Net loss	(11,645)	(1,718)	(10,197)	(23,802)	(3,510)	(22,252)

Net (loss) income attributable to non-controlling interests	-	-	-	-	-	-
Net loss attributable to the Company	(11,645)	(1,718)	(10,197)	(23,802)	(3,510)	(22,252)
Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to non-controlling interest	-	-	(25)	-	-	(21)
- Foreign currency translation adjustments attributable to the Company	(487)	(72)	(74)	(211)	(31)	(79)

Comprehensive loss attributable to non-controlling interest	-	-	(25)	-	-	(21)
Comprehensive loss attributable to the Company	(12,132)	(1,790)	(10,271)	(24,013)	(3,541)	(22,331)

Loss per share, Basic and diluted	(3.57)	(0.53)	(3.12)	(7.29)	(1.08)	(6.81)
Weighted average number ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2017		2016
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(23,802)	(3,511)	(22,252)
Adjustments to reconcile net loss to net cash
used in operating activities

- Depreciation of property, plant and equipment	21,728	3,205	21,364
- Amortization of intangible assets	262	39	261
- Deferred income taxes	(114)	(17)	(482)
- Bad debt recovery	512	76	2,197
- Inventory provision	(57)	(8)	(226)
Changes in operating assets and liabilities
- Accounts and bills receivable	(98)	(14)	(13,076)
- Inventories	303	45	1,869
- Advance to suppliers	(30)	(4)	(2,699)
- Prepaid expenses and other current assets	(1,104)	(163)	72
- Accounts payable	(1,489)	(221)	(341)
- Accrued expenses and other payables	288	42	(1,045)
- Advance from customers	171	25	(308)
- Tax payable	3,959	584	9,974

Net cash provided by (used in) operating activities	529	78	(4,692)

Cash flow from investing activities
Purchases of property, plant and equipment	(447)	(66)	(2,722)
Restricted cash related to trade finance	43,421	6,405	(9,344)
Advanced to suppliers - non current	(257)	(38)	(266)
Amount change in construction in progress	(2,157)	(318)	(1,496)

Net cash provided by (used in) investing activities	40,560	5,983	(13,828)

Cash flow from financing activities
Principal payments of bank loans	(1,675)	(247)	(1,675)
Proceeds from short-term bank loans	(10,500)	(1,549)	-
Proceeds from related party	15,322	2,260	3,167
Payment of capital lease obligation	-	-	(302)
Change in notes payable	(40,888)	(6,031)	11,450

Net cash (used in) provided by financing activities	(37,741)	(5,567)	12,640

Effect of foreign exchange rate changes	(239)	11	(29)

Net decrease( increase) in cash and cash equivalent	3,109	505	(5,909)

Cash and cash equivalent
At beginning of period	13,343	1,922	14,355
At end of period	16,452	2,427	8,446

SUPPLEMENTARY DISCLOSURE:
Interest paid	4,853	716	3,461
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,398	206	2,354
Obligations for acquired equipment under capital lease:	-	-	-